UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003.

Northgate Exploration Limited

(Translation of registrant's name into English)

2050 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: November 14, 2003.

(signed)
Jon Douglas
Chief Financial Officer



Productivity > *Exploration* > *Growth*



Northgate Exploration Limited

Third Quarter Report – September 30, 2003

MESSAGE TO SHAREHOLDERS

(All dollar amounts are stated in US dollars unless otherwise indicated)

OPERATING RESULTS

Management's Discussion and Analysis

Northgate reported cash flow from operations (before changes in working capital) of $14,697,000 in the third quarter of 2003 compared with cash flow of $5,394,000 during the same period last year. Net earnings for the quarter were $7,050,000 or $0.04 per common share compared with net earnings of $977,000 or $0.01 per common share during the same period last year.

Northgate's total revenues for the third quarter were $38,261,000 compared with $27,970,000 for the corresponding period in 2002. The increase in revenue during the current quarter resulted from a 15,000-ounce increase in gold production and higher realized prices for gold and copper. The average metal prices received on sales in the third quarter of 2003 were approximately $363 per ounce of gold and $0.80 per pound of copper compared with $314 per ounce and $0.69 per pound last year.

Total operating expenses in the third quarter of 2003 were $20,220,000, only 9% higher than the corresponding period last year even though mine production increased 36% and mill throughput increased 7%. Cash costs in the third quarter of 2003 were $201 per ounce, slightly lower than the $209 per ounce recorded in the comparable quarter

in the previous year but significantly improved over the $252 per ounce figure in the first half of 2003. The decline in cash cost in the third quarter was primarily attributable to substantially higher gold production but higher copper prices also had a positive effect.

Net interest expense declined slightly to $1,139,000 for the three months ended September 30, 2003 from $1,152,000 during the corresponding period in 2002.

Administrative and general expenses were $863,000 in the quarter compared with $326,000 in the corresponding period of 2002. The increase was the result of certain non-recurring legal expenses.

Depreciation expenses in the third quarter were $7,363,000 compared with $4,379,000 in the corresponding period of 2002. Depreciation charges were unusually low in the third quarter of 2002 because the Kemess mill processed a substantial quantity of stockpiled supergene ore that had been depreciated as it was mined from the Kemess South open pit in earlier quarters of 2002. In the third quarter of 2003, more than 60% of the supergene ore processed in the mill was mined from the pit during the quarter.

Capital expenditures during the third quarter of 2003 totaled $5,206,000 compared with $5,958,000 in the third quarter of last year. Ongoing construction of the tailings impoundment

facility represented the majority of these expenditures with the balance of approximately $1.25 million related to the Kemess North feasibility study.

OPERATIONS

Kemess South Mine

The Kemess South mine produced a record 84,132 ounces of gold and 17.3 million pounds of copper during the third quarter of this year compared to 69,196 ounces of gold and 16.9 million pounds of copper in the third quarter of 2002. Gold metal production was higher than in the previous quarters of 2003 due to the higher grade supergene and transition ore that was milled for a two month period during the quarter.

The Kemess mill processed a record volume of ore during the quarter as a result of record mill availability of 93%, the newly installed expert system and milling six weeks of softer supergene ore that can be processed at a higher rate. Although the average recoveries of gold and copper during the quarter were lower than previous quarters of 2003 due to the lower recoveries inherent in supergene ore, actual recoveries were substantially higher during this year's campaign than they were last year due to improvements implemented in the flotation circuit in the first half of 2003 and improved operating procedures.

The following table provides a summary of operations for the third quarter and the first nine months of 2003, compared with the comparable periods in 2002.

(100% of production basis)	3Q03	3Q02	9M03	9M02
Tonnes mined				
(ore plus waste)	**13,252,555**	9,857,346	**39,392,302**	31,334,112
Tonnes milled (ore)	**4,992,739**	4,625,410	**14,048,513**	12,818,269
Average mill				
operating rate (tpd)	**54,269**	50,276	**51,460**	46,953
Gold grade (gmt)	**0.807**	0.709	**0.689**	0.722
Copper grade (%)	**0.207**	0.225	**0.214**	0.236
Gold recovery (%)	**65**	66	**69**	69
Copper recovery (%)	**76**	74	**82**	79
Gold production				
(ounces)	**84,132**	69,196	**215,365**	204,748
Copper production				
(000s pounds)	**17,346**	16,869	**54,012**	52,636
Cash cost ($/ounce)				
Full absorption method	**201**	209	**232**	208
Gold Institute method	**151**	179	**209**	185

In the third quarter of 2003, Kemess recorded four lost time incidents. Although none of these incidents required significant absences from work, these results are clearly disappointing following the stellar safety performance in 2002. Management has initiated a return to basics safety program, which focuses on personal safety awareness and the "Five Point Safety System".

KEMESS NORTH FEASIBILITY UPDATE

In September 2003, Northgate completed the pre-feasibility study on the Kemess North deposit

located 5.5 kilometers north of the Kemess South mine. The study outlined a mineable resource of 369 million tonnes of ore containing 4 million ounces of gold and 1.4 billion pounds of copper that would extend the mine life within the Kemess Camp to 16 years. Northgate's board of directors has approved a $2.5 million feasibility study which has already begun and is scheduled for completion in the first quarter of 2004.

Mineable Resource

The mineable resource at Kemess North of 369 million tonnes with grades of 0.34 g/t gold and 0.18% copper was calculated using prices of $325 per ounce for gold, $0.95 per pound for copper and an exchange rate of Cdn$/US$1.50, consistent with the Corporation's reserve assumptions at Kemess South for 2002. The life of mine waste:ore stripping ratio for the proposed pit is 0.6:1. Pursuant to the requirements of NI 43-101, management expects to convert this mineable resource into a reserve category once the final feasibility study is completed and filed early in 2004.

Kemess North Development and Production

The mine plan at Kemess North has been optimized and integrated into the Kemess South mine plan in order to maintain the annual mining rate constant at approximately 50 million tonnes per year. This strategy has minimized waste stripping and limited mobile equipment additions to two 260-ton haul trucks, two dozers, a grader and a small pit wall drill.

Development of the Kemess North plant site and related infrastructure is expected to begin in 2005 and pre-stripping of the deposit is scheduled to begin in 2006 in preparation for the treatment of the first ore from the deposit in the fourth quarter of 2006. Initially, the infrastructure at the Kemess North site will consist of a primary crusher, a SAG mill and a truck maintenance building. Kemess North ore will be crushed and milled to minus ½ inch and transported to the existing mill and flotation complex at Kemess South for further processing via a gravity flow pipeline.

During the period of simultaneous operation of the Kemess North and South pits commencing in late 2006, annual mill throughput will rise to 25 million tonnes/year (68,000 tonnes/day). Once reserves are exhausted at Kemess South at the end of 2009, the two SAG mills and the crusher located at Kemess South will be relocated to Kemess North and mill throughput will rise to 34 million tonnes/year (93,000 tonnes/day) until 2019. The increased throughput primarily reflects higher SAG mill capacity from 2010 onwards when three mills will be in operation.

Under the production plan outlined in the pre-feasibility study, the annual production of gold at Kemess for the period between 2004 and 2009 will average 283,000 ounces and in the remaining 10 years of the mine life it will average 228,000 ounces. Annual copper production over the same periods will be 77 million and 117 million pounds, respectively.

Tailings from the Kemess mill will be impounded at new sites beginning in 2005 and ultimately, once the Kemess South mine is exhausted, the open pit will also be used for tailings impoundment.

Capital Expenditures and Operating Costs

The pre-feasibility study projects that the development of the Kemess North deposit will require an initial capital expenditure of $127 million and a total capital expenditure of $157 million between 2004 – 2009. Sustaining capital during the 2010 – 2019 period will average $5.5 million annually.

Unit operating costs at Kemess North are forecast to be substantially lower than those at Kemess South due to the lower stripping ratio of the Kemess North ore body, a reduction in milling costs and lower fixed overhead costs. In the pre-feasibility study, operating costs average Cdn$5.97/tonne milled for the period prior to the closure of the Kemess South pit and Cdn$4.34/tonne thereafter.

The average cash costs of production during the two periods are $173 per ounce and $135 per ounce, respectively.

Project Economics

At prices of $375 per ounce for gold, $0.95 for copper and an exchange rate of Cdn$/US$1.50, the unlevered internal rate of return ("IRR") on the incremental cash flow generated by Kemess North is 11%.

OUTLOOK

Northgate reported strong operating results in the third quarter, as a result of buoyant prices for gold and copper, which produced substantial cash flow and net earnings for our shareholders. In the fourth quarter, we now expect to produce 77,000 ounces of gold and over 21 million pounds of copper, which would bring our annual 2003 production to a record 292,000 ounces of gold and 75 million pounds of copper. We anticipate continued improvements in gold and copper prices, the impact of which will be reflected in higher cash flow and a lower cash cost for gold in the fourth quarter.

Terry Lyons
Chairman
October 30, 2003

Ken Stowe
President and CEO

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)	September 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,787	$ 4,401
Concentrate settlements and other receivables	13,821	13,982
Inventories	8,635	7,652
	30,243	26,035
Other assets	11,861	11,215
Mineral property, plant and equipment	191,584	198,481
	$ 233,688	$ 235,731
LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 13,755	$ 15,655
Current portion of capital lease obligations	3,344	2,675
Current portion of long-term debt	11,250	9,000
	28,349	27,330
Capital lease obligations	10,543	9,871
Long-term debt	46,500	55,500
Provision for site closure and reclamation	12,272	10,298
	97,664	102,999
Non-controlling interest	—	3,393
Shareholders' equity (note 2)	136,024	129,339
	$ 233,688	$ 235,731

See accompanying notes

Approved by the Board,

Terry A. Lyons, *Director*   Patrick D. Downey, *Director*

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except per share amounts) (Unaudited)	Three months ended September 30 2003	2002	Nine months ended September 30 2003	2002
Revenue	$ 38,261	$ 27,970	$ 94,742	$ 80,667
Operating costs	20,220	18,527	62,766	58,232
Administrative and general	863	326	2,971	1,110
	21,083	18,853	65,737	59,342
Earnings before interest, taxes, depreciation and depletion and other	17,178	9,117	29,005	21,325
Other expenses:				
Depreciation and depletion	7,363	4,379	23,333	17,210
Net interest	1,139	1,152	3,007	4,380
Exploration	1,436	2,469	3,288	3,255
Currency translation losses (gains)	(261)	(289)	(946)	1,010
Mining and capital taxes	451	428	952	956
Non-controlling interest	—	1	19	(690)
	10,128	8,140	29,653	26,121
Earnings (loss) before the following items:	7,050	977	(648)	(4,796)
Loss on settlement of gold forward sales contracts	—	—	—	9,839
Other income	—	—	193	—
Earnings (loss) for the period	$ 7,050	$ 977	$ (455)	$ (14,635)
Earnings (loss) per share – basic and diluted	$ 0.04	$ 0.01	$ (0.00)	$ (0.17)
Weighted average shares outstanding:				
Basic	198,594,398	190,551,115	197,367,636	100,711,820
Diluted	199,981,944	191,445,831	198,505,676	101,726,311

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Expressed in thousands of US dollars) (Unaudited)	Three months ended September 30 2003	2002	Nine months ended September 30 2003	2002
Retained earnings (deficit) at beginning of period				
As previously reported	$ (56,027)	$ (36,610)	$ (48,486)	$ (31,640)
Adjustment for retroactive change in accounting for stock-based compensation (note 2(b))	—	—	(36)	—
Retained earnings (deficit) at beginning of period, as restated	(56,027)	(36,610)	(48,522)	(31,640)
Earnings (loss) for the period	7,050	977	(455)	(14,635)
Dividends on preferred shares	—	(1,166)	—	(1,166)
Interest on capital securities	—	—	—	(1,437)
Retained earnings (deficit) at end of period	$ (48,977)	$ (36,799)	$ (48,977)	$ (48,878)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
CASH PROVIDED BY (USED IN)				
Operations				
Earnings (loss) for the period	$ **7,050**	$ 977	$ **(455)**	$ (14,635)
Non-cash items:				
Depreciation and depletion	**7,363**	4,379	**23,333**	17,210
Non-controlling interest	**—**	1	**19**	(690)
Unrealized currency translation losses (gains)	**(14)**	(114)	**405**	212
Accrual for site closure and reclamation	**68**	27	**214**	112
Amortization of deferred financing charges	**220**	119	**640**	353
Stock-based compensation	**10**	5	**247**	36
	14,697	5,394	**24,403**	2,598
Changes in non-cash operating working capital:				
Concentrate settlements and other receivables	**(3,528)**	(3,903)	**161**	691
Inventories	**1,554**	6,867	**(983)**	905
Accounts payable and accrual liabilities	**(173)**	(2,546)	**(1,900)**	2,203
	12,550	5,812	**21,681**	6,397
Investments				
Other assets	**—**	(3)	**71**	(9)
Additions to mineral property, plant and equipment	**(5,206)**	(5,958)	**(13,059)**	(17,228)
	(5,206)	(5,961)	**(12,988)**	(17,237)
Financing				
Repayment of capital lease obligations	**(866)**	(710)	**(2,367)**	(1,795)
Capital lease financing	**—**	—	**3,708**	—
Repayment of debt	**(2,250)**	(4,848)	**(10,493)**	(74,985)
Issuance of debt	**—**	3,355	**3,743**	12,734
Issuance of preferred shares	**—**	—	**—**	56,475
Dividends on preferred shares	**—**	—	**—**	(1,166)
Issuance of common shares, net of share issuance costs	**95**	(168)	**102**	107,997
Repayment of capital securities	**—**	—	**—**	(88,656)
	(3,021)	(2,371)	**(5,307)**	10,604
Increase (decrease) in cash and cash equivalents	**4,323**	(2,520)	**3,386**	(236)
Cash and cash equivalents at beginning of period	**3,464**	3,088	**4,401**	804
Cash and cash equivalents at end of period	$ **7,787**	$ 568	$ **7,787**	$ 568
Supplementary information				
Cash paid during the period for:				
Interest on capital securities	$ **—**	$ —	$ **—**	$ 14,860
Other interest	$ **672**	$ 829	$ **2,175**	$ 17,244
Income taxes	$ **—**	$ —	$ **—**	$ —
Non-cash financing activities:				
Issuance of common shares on redemption of preferred shares	$ **—**	$ —	$ **—**	$ 56,475
Issuance of common shares for acquisition of non-controlling interest in Kemess Mines Ltd.	$ **—**	$ —	$ **6,790**	$ —

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2003 and 2002
(Dollar amounts in tables are expressed in thousands of US dollars) (Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements including the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2002 except as disclosed in note 2(b).

Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. SHAREHOLDERS' EQUITY

	September 30, 2003	December 31, 2002
Common shares (a)	**$ 176,104**	$ 169,212
Common share purchase warrants	**8,613**	8,613
Contributed surplus (b)	**284**	36
Retained earnings (deficit)	**(48,977)**	(48,522)
	$ 136,024	$ 129,339

(a) Common shares

	Number of shares	Amount
Balance, December 31, 2002	191,273,615	$ 169,212
Issued in Q1 – 2003:		
For acquisition of non-controlling interest of Kemess Mines Ltd. (c)	7,186,000	6,790
Share issuance costs	—	(22)
Issued in Q2 – 2003:		
On exercise of options	74,000	37
Share issuance costs	—	(8)
Issued in Q3 – 2003:		
On exercise of options	145,000	95
Share issuance costs	—	—
Balance, June 30, 2003	198,678,615	$ 176,104

(b) Stock-based Compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based compensation in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders' equity under contributed surplus. This change has been applied retroactively and has increased the loss previously reported for the three months ended September 30, 2002 by $5,000, for the nine months ended September 30, 2002 by $36,000 and for the year ended December 31, 2002 by $36,000, with corresponding increases in deficit and fair value of stock options in shareholders' equity as at September 30, 2002 and December 31, 2002.

During the three months ended September 30, 2003, the Corporation granted 50,000 options to employees exercisable at $1.40 for 5 years, during the three months ending June 30, 2003, the Corporation granted 750,000 options to employees exercisable at $1.45 for 5 years and during the three months ended March 31, 2003, the Corporation granted 525,000 options to employees exercisable at $1.84 for 5 years. 20% of these options vested immediately with the balance vesting in equal amounts on the anniversary of the grant dates over the next four years. The fair value of the share options vested in the three months ended September 30, 2003 was $10,000, and for the nine months ended September 30, 2003 was $247,000.

The fair value of share options granted during the first three quarters of 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options Granted in Q1 2003	For Options Granted in Q2 2003	For Options Granted in Q3 2003
Risk-free interest rate	2.5%	2.5%	2.5%
Annual dividends	—	—	—
Expected stock price volatility	63%	54%	51%
Expected option life	3 years	3 years	3 years

(c) Acquisition of non-controlling interest in Kemess Mines Ltd.

On February 14, 2003, the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting, with the excess purchase price of $3,378,000, being the value of the consideration given in excess of the book value of the non-controlling interest at the date of acquisition of $3,412,000, allocated to mineral property, plant and equipment.

3. **FINANCIAL INSTRUMENTS**

At September 30, 2003, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $304 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation's commitments under its project loan. The unrealized loss on these spot deferred contracts at September 30, 2003 was approximately $29,486,000.

NORTHGATE EXPLORATION LIMITED is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

SHAREHOLDER INFORMATION

Transfer Agent

Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada
Telephone: (604) 661-0222
         (888) 661-5566 (Toll free in Canada and the US)
Telecopier: (604) 669-1548

Stock Symbol: **TSX: NGX, AMEX: NXG**

Warrant Symbols: **NGX.WT / NGX.WT.A**

Shareholders and investors requiring additional information should contact the Corporation at (604) 688-4435 or by email at ngx@bcpacific.com or visit our web site at www.northgateexploration.ca

CORPORATE OFFICES

Northgate Exploration Limited
1055 West Georgia Street
Suite 2050, P.O. Box 11179
Royal Centre
Vancouver, British Columbia
V6E 3R5 Canada
Telephone: (604) 688-4435
Telecopier: (604) 687-3419

Kemess South Mine
P.O. Box 3519
Smithers, British Columbia
V0J 2N0 Canada
Telephone: (604) 881-8400
Telecopier: (604) 881-8418

SELECTED QUARTERLY FINANCIAL DATA

	2003 Quarter Ended			2002 Quarter Ended				2001 Quarter Ended	
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Revenue, investment and other income	**$38,261**	$27,903	$26,355	$32,602	$27,970	$27,212	$25,486	$22,906	$25,074
Earnings (loss)	**7,050**	(3,127)	(4,379)	356	977	(12,063)	(3,549)	(7,751)	(2,511)
Earnings (loss) per share	**0.04**	(0.02)	(0.02)	—	0.01	(0.17)	(0.16)	(0.31)	(0.14)